Exhibit 99.1

NEWS RELEASE

Toronto, June 12, 2026

Triple Flag Announces US$440 Million Gold Stream on the Ravenswood Gold Mine and Increases 2030 Outlook

TORONTO, Ontario – Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that its wholly owned subsidiary, Triple Flag International Ltd., has entered into an agreement to acquire a gold stream (the “Stream”) on the producing Ravenswood Gold Mine in Queensland, Australia for upfront cash consideration of US$440 million. Unless otherwise indicated, all amounts are expressed in US dollars.

“Triple Flag is very pleased to enter into an agreement to acquire a gold stream on the Ravenswood open-pit gold mine in Australia,” commented Sheldon Vanderkooy, CEO. “The Ravenswood stream adds immediate cash flow from a large-scale, long-life operation located in a top-tier mining jurisdiction, and is underpinned by two years of target gold deliveries. The Ravenswood Gold Mine is one of the 10 largest gold mines in Australia by ore reserves, with a long history of continuous operation and historical production of more than 4 million ounces of gold. EMR and GEAR have extensive global mining experience and have invested over A$830 million into the growth and future of the asset, which is expected to produce more than 200,000 ounces of gold per annum at steady state. In-pit and near-mine exploration upside also presents a significant opportunity to extend the mine life at Ravenswood Gold across a large and prospective land package.

The Ravenswood gold stream is a cornerstone addition to our substantial Australian presence, which includes Northparkes, Beta Hunt and Fosterville. First delivery under the Ravenswood gold stream will commence in the third quarter of 2026. The portfolio continues to perform strongly, and with the addition of Ravenswood, we have increased our 2030 outlook to 150,000 to 160,000 GEOsi, from 140,000 to 150,000 GEOs.”

Key Terms and Transaction Highlights

•	Immediate cash flow and enhanced gold exposure from Queensland’s largest gold mine, underpinned by target gold deliveries for two years

o	With the recent A$830 million investment complete and the asset capitalized to continue its ramp-up, annual production at the Ravenswood Mine is expected to be over 200,000 ounces of gold by 2028. Ravenswood Mine produced 134,000 ounces of gold in 2025. As per the Wood Mackenzie total cash and sustaining capital gold cost curve estimate for 2026ii, the life of mine average cost at the Ravenswood Mine ranks in the first half of the cost curve.

o	Triple Flag has the right to purchase 5.50% of payable gold from the Ravenswood Mine under the Stream. The Stream rate steps down to 3.75% after 194,200 ounces of gold has been delivered, and then to 2.50% after 253,000 ounces of gold has been delivered.

o	Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered until 194,200 ounces has been delivered, and 20% of the spot gold price thereafter.

o	The Stream is subject to target cumulative quarterly gold deliveries starting in the third quarter of 2026 through to the second quarter of 2028, inclusive. Over this period, these target cumulative quarterly gold deliveries total 22,928 ounces and will result in quarterly deliveries of approximately 2,300 to 3,300 ounces of gold, subject to a quarterly cap of 8% of actual production during each quarter.

o	The Stream rate is subject to a 25% buydown option that is exercisable upon a change of control transaction for the Ravenswood Mine occurring within 48 months of the closing of the Stream in exchange for consideration that is dependent on the gold price and when the buydown is exercisediii.

o	The Stream rate is subject to a separate, one-time 15% discretionary buydown option after 67,030 ounces of gold is delivered within a 30-day window in exchange for consideration set at the greater of: i) 33,060 ounces multiplied by the spot gold price at the time, capped at approximately $198.7 million; or ii) $92.4 million.

o	The obligations and interests under the Stream will be secured and registered in favor of Triple Flag following Foreign Investment Review Board (“FIRB”) approval.

o	Triple Flag holds a right of first offer on new streams and royalties on the Ravenswood Mine.

•	Extensive mineral endowment with significant exploration potential and a long history of operation

o	The Ravenswood Mine is one of the 10 largest gold mines in Australia by ore reserves. Current Proved and Probable ore reserves are 147 million tonnes at 0.61 g/t Au containing 2.8 million ounces of gold. Measured and Indicated resources (inclusive) are 205 million tonnes at 0.55 g/t Au containing 3.6 million ounces of gold. Inferred resources are 66 million tonnes at 0.49 g/t Au containing 1.0 million ounces of goldiv.

o	More than 4 million ounces of gold have been produced at the Ravenswood Mine since its discovery. Current mining operations at the Ravenswood Mine are focused on open-pit mining at the Buck Reef West and Sarsfield-Nolans deposits, which also have significant in-pit exploration potential. Prospective targets at-depth in Sarsfield-Nolans include the Nolans Fault, A4, Keel and Buck Reef Fault. In addition, deeper drilling has intersected wide and higher-grade zones of potential underground mineralization with known structures demonstrating continuity, particularly in areas of intersection with other structures.

o	The Stream covers all existing mining and exploration licenses of the Ravenswood Mine over a large and prospective land package of more than 1,800 km2. Long-term exploration prospects within the land package include Mingela, Mt Success, Trieste and Helena.

•	An established operator that has invested into the growth and future of the asset

o	Ravenswood is jointly owned by EMR Capital and Golden Energy and Resources Pte. Ltd. (“GEAR”). EMR Capital is the operator of the Ravenswood Gold joint venture. Stream proceeds for Ravenswood will be used for debt reduction.

o	Since acquiring Ravenswood Gold in 2020, EMR Capital and GEAR have invested over A$830 million ($570 million) to expand the asset and secure its future as a long-life operation. The capital program included investments in the processing plant, tailings capacity, mining fleet, pit development and infrastructure upgrades. The operation currently has an 8.6 million tonnes per annum mill, a secure water supply and a long history of social license with the local communities. Processing is based on a conventional carbon-in-leach circuit with beneficiation that improves milled head grade by approximately 30% versus ore reserve grade. Recovered gold is poured into doré. Triple Flag assumes a life-of-mine average recovery of approximately 90%.

o	EMR Capital and GEAR have experienced exploration success following their acquisition of Ravenswood Gold. Proved and Probable gold reserves grew by approximately 800 thousand ounces since 2020, outpacing mining depletion of 600 thousand ounces over the same period.

o	EMR Capital is a global resources private equity fund founded in 2011. EMR Capital has owned and operated numerous mining projects globally, and has exited multiple investments, including the Martabe gold-silver mine. In addition to Ravenswood Gold Mine, EMR Capital’s other current investments in Australia include ASX-listed 29Metals (the 100% owner of the polymetallic Golden Grove mine in Western Australia and Capricorn Copper mine in Queensland) and the Kestrel metallurgical coal mine (divestiture expected to be completed by early in the fourth quarter of 2026 to Yancoal). EMR Capital is a highly experienced mining operator with decades of experience and a history of successful operational improvements.

o	GEAR is a leading APAC-focused resources company that is part of the Sinar Mas Group, one of Indonesia’s largest conglomerates. GEAR has significant experience in the natural resources sector as well as Australia, having invested over A$5 billion in the country since 2017. GEAR is the majority shareholder of ASX-listed Stanmore Resources as well as GM3, which owns the Illawarra metallurgical coal assets.

Asset Background

The Ravenswood Mine is a large-scale, open-pit gold mine located in Queensland, Australia, and has produced more than 4 million ounces of gold from historical and modern mining operations. The Ravenswood Mine is located 130 kilometers south of Townsville by road.

Gold was first discovered at Ravenswood in 1868. MIM Holdings Limited (“MIM”) subsidiary, Carpentaria Gold Pty Limited (“Carpentaria Gold”), began modern mining at Ravenswood in 1987 and subsequently consolidated the land position comprising the Ravenswood Mine today during its ownership. Xstrata plc acquired Carpentaria Gold through its acquisition of MIM in 2003, and then subsequently sold Carpentaria Gold to Resolute Mining Limited (“Resolute”) in 2004. Resolute mined and processed 40 million tonnes of ore and produced more than 1.9 million ounces of gold under its ownership. Driven by its strategic focus on Africa-based assets, Resolute sold the assets of the Ravenswood Mine to EMR Capital and GEAR in 2020.

Key Considerations

Closing is expected in June 2026.

The transaction is expected to be funded from available capital, including cash on hand of $144 million as of March 31, 2026, as well as our $1 billion credit facility plus a $300 million accordion facility.

Advisors

CIBC Capital Markets acted as financial advisor to Triple Flag. Torys LLP and Allens acted as legal advisor to Triple Flag.

Conference Call Details

A conference call and live webcast presentation will be held today, starting at 10:30 a.m. ET (7:30 a.m. PT) to discuss this transaction. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/212841837
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 596-4144 International: +1 (647) 495-7514 Conference ID: 7656762, followed by # key
Replay (Until June 26, 2026):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 7656762, followed by # key

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 241 assets, consisting of 16 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 34 producing mines and 207 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Elfie Kent, Camarco

Tel: +44 (0) 20 3757 4980

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the expected timing and completion of the Stream transaction; expected production, operational and other developments at the Ravenswood Mine; developments, outlook, upside and growth potential in respect of the Ravenswood Mine; expected deliveries under the Stream and the timing of such deliveries; expected benefits to the Company under the Stream; the Company’s current and prior annual and five year guidance; operational and corporate developments for the Company; timing and receipt of FIRB approval; and the expected sources of funding for the Stream transaction. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Stream and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2025 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

i Based on an unchanged gold-to-silver price ratio assumption of 85x.

ii Wood Mackenzie Ltd, Dataset: 2026 Q1

iii If the change of control buydown option is exercised before the 12-month anniversary of the closing of the Stream, then the greater of (a) 31,060 ounces of gold multiplied by the gold spot price on the date that is two days prior to the date of the delivery of the notice of a change of control buydown option exercise capped at a maximum amount of $150,885,000, and (b) $118,800,000;

If the change of control buydown option is exercised between the 12- and 24-month anniversary of the closing of the Stream, then the greater of (a) 35,650 ounces of gold multiplied by the gold spot price on the date that is two days prior to the date of the delivery of the notice of a change of control buydown option exercise capped at a maximum amount of $181,650,000, and (b) $126,200,000;

If the change of control buydown option is exercised between the 24-month and 36-month anniversary of the closing of the Stream, then the greater of (a) 41,180 ounces of gold multiplied by the gold spot price on the date that is two days prior to the date of the delivery of the notice of a change of control buydown option exercise capped at a maximum amount of $226,275,000, and (b) $133,500,000; and

If the change of control buydown option is exercised between the 36-month and 48-month anniversary of the closing of the Stream, then the greater of (a) 47,530 ounces of gold multiplied by the gold spot price on the date that is two days prior to the date of the delivery of the notice of a change of control buydown option exercise capped at a maximum amount of $274,155,000, and (b) $140,900,000.

iv Mineral Resources and Ore Reserves as of the August 31, 2024, JORC-compliant estimate